SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)

Liberty Term Trust, Inc., 1999 (LTT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

531282101
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a/
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 1999
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]

(Page 1 of 4)


ITEM 1	Security and Issuer
		Common Stock
		Liberty Term Trust Inc., 1999 ("LTT")
		Federated Investors Tower
		Pittsburgh, Pennsylvania 15222
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		    ("KIM")
		   George W. Karpus, President, Director, and controlling stockholder
		   JoAnn Van Degriff, Vice President and Director
		   Sophie Karpus, Director
		b) 14 Tobey Village Office park
		    Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		    individuals, pension, and profit sharing plans, corporations,
		    endowments, trusts, and others, specializing in conservative asset
		    management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus
		    ("the Principals") or KIM has been convicted in the past 5 years
		    of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a party
		    to a civil proceeding as a result of which any of them is subject
		    to a judgment, decree, or final order enjoining future violations of or
		    prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		    KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment adviser, has accumulated 631,900 shares
		of LTT on behalf of accounts that are managed by KIM ("the Accounts")
		under limited powers of attorney, which represents 14.63% of the
 	outstanding shares.  All funds that have been utilized in making such
		purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the closed
		end fund sector, the profile of LTT (being a short term investment grade
		fund scheduled to terminate on or by December 31, 1999) fit the
		investment guidelines for various Accounts.
ITEM 5	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 631,900 shares which
		    represent 14.63% of the outstanding Shares.  Principal, Sophie Karpus,
		    owns 700 shares purchased on July 24, 1995 at a price of $7.375.
		    KIM owns 2,000 shares purchased on July 24, 1995 at a price of $7.375
		b) KIM has the sole power to dispose of and to vote all such Shares
		    under limited powers of attorney.
		c) Open market purchases in the last 60 days for the Accounts.


PRICE PER



PRICE PER
DATE
SHARES
SHARE

DATE
SHARES
SHARE
6/3/99
1500
8.9375

7/1/99
-400
9
6/3/99
-1500
8.9375

7/6/99
-3700
9
6/17/99
-1000
9

7/20/99
-500
9
6/18/99
-500
9

7/20/99
500
9
6/25/99
2000
9

7/23/99
-1600
8.9375
6/25/99
-2000
9

7/29/99
1000
8.9375
6/28/99
-5000
8.9375

7/29/99
-1000
8.9375
6/29/99
5000
8.9375




6/29/99
-5000
8.9375




6/30/99
-5300
9




		There have been no dispositions and no acquisitions, other than by	such
  open market purchases, during such period.	The Accounts have the right to
  receive all dividends from, and any	proceeds from the sale of, the Shares.
  None of the Accounts has an	interest is Shares constituting more than 5% of
  the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understanding, or Relationships with
		Respect to the Issuer
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		LTT securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable
Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
							Karpus Management, Inc.


August 5, 1999				  By: ________________________
        Date							Signature

						       George W. Karpus, President
								Name / Title